UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                Amendment No. 15


                             GENCOR INDUSTRIES, INC.
                 -----------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                      ------------------------------------
                         (Title of Class of Securities)

                                   368-678-108
                            -------------------------
                                 (CUSIP Number)

               Harvey Houtkin, c/o All-Tech Investment Group, Inc.
          160 Summit Avenue, Montvale, New Jersey 07645//(201) 782-0200
          -------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 1, 1996
              ---------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [x]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 368-678-108                        Page 2 of 11 Pages
          -----------                        ------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     All-Tech Investment Group, Inc.
     ------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [x]
                                                         (b) [ ]
     ------------------------------------------------------------

3.   SEC USE ONLY
     ------------------------------------------------------------

4.   SOURCE OF FUNDS

     WC  OO
     ------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
     ------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
     ------------------------------------------------------------

               7. SOLE VOTING POWER
Number of
  Shares           -0-
                  --------------------------------------------
Beneficially   8. SHARED VOTING POWER
  Owned by
    Each          27,883
                  -----------------------------------------------
Reporting      9. SOLE DISPOSITIVE POWER
  Person
   With           -0-
                  -----------------------------------------------
                10. SHARED DISPOSITIVE POWER

                  27,883
- ------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,883
     ------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
     CERTAIN SHARES
     ------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.1%
     ------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     BD
     ------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 368-678-108                   Page 3 of 11 Pages
          -----------                   ------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RUSHMORE FINANCIAL SERVICES, INC.
     --------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                                                       (b) [ ]

     --------------------------------------------------------------

3.   SEC USE ONLY


     --------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC OO
     --------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


     --------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
     --------------------------------------------------------------
               7.  SOLE VOTING POWER
Number of
Shares         -0-
               ----------------------------------------------------
Beneficially   8.  SHARED VOTING POWER
Owned By
Each           34,617
               ----------------------------------------------------
Reporting
Person With    9.  SOLE DISPOSITIVE POWER

               -0-
               ----------------------------------------------------

               10.  SHARED DISPOSITIVE POWER

                 34,617
     --------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        34,617
     ---------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
     CERTAIN SHARES

     ---------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.6%
     ---------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     CO
     ---------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 368-678-108                   Page 4 of 11 Pages
          -----------                   ------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Harvey Houtkin
     ---------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [x]
                                                         (b) [ ]
     ---------------------------------------------------------------

3.   SEC USE ONLY

     ---------------------------------------------------------------

4.   SOURCE OF FUNDS

     PF WC OO
     ---------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]

     ---------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
     ---------------------------------------------------------------

            7. SOLE VOTING POWER
Number of
  Shares       126,098
               ------------------------------------------------
Beneficially  8.  SHARED VOTING POWER
  Owned by
    Each       76,032
               ------
Reporting   9. SOLE DISPOSITIVE POWER
  Person
   With        126,098
               -------
            10.  SHARED DISPOSITIVE POWER

                  76,032
- --------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     202,130
     --------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [x]
     CERTAIN SHARES

     -------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.1%
     -------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     IN
     -------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 368-678-108                   Page 5 of 11 Pages
          -----------                   ------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mark Shefts
     -------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [x]
                                                         (b) [ ]
     -------------------------------------------------------------

3.   SEC USE ONLY

     -------------------------------------------------------------

4.   SOURCE OF FUNDS

     PF OO
     -------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]

     -------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
     -------------------------------------------------------------
            7. SOLE VOTING POWER
Number of
  Shares       38,140
               ------------------------------------------------
Beneficially  8.  SHARED VOTING POWER
  Owned by
    Each       66,623
               ------------------------------------------------
Reporting   9. SOLE DISPOSITIVE POWER
  Person
   With        38,140
               ------------------------------------------------
            10.  SHARED DISPOSITIVE POWER

                  66,623
- ------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     104,763
     -------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [x]
     CERTAIN SHARES
     -------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
     -------------------------------------------------------------

14.  TYPE OF REPORTING PERSON


     IN
     -------------------------------------------------------------

Item 1.   Security and Issuer

               Common Stock
               Gencor Industries, Inc.
               5201 North Orange Blossom Trail
               Orlando, FL 32810

Item 2.   Identity and Background

          (a)  All-Tech Investment Group, Inc.
          (b)  160 Summit Avenue
               Montvale, New Jersey 07645
          (c)  Registered broker/dealer, 160 Summit Avenue,
               Montvale, NJ 07645
          (d)  No
          (e)  No
          (f)  New York

          All of the shares of All-Tech Investment Group, Inc. ("All-Tech"), a registered broker/dealer which makes a market in the issuer's stock are owned by Rushmore Financial Services, Inc. ("Rushmore"). All-Tech previously filed a Report on Schedule 13D with respect to the issuer; this joint filing constitutes Amendment No. 15 thereto. Information with respect to Rushmore is as follows. Thru Wanshef Inc.'s merger with Rushmore Financial Services, Rushmore Financial Services now owns 100% of All-Tech stock.

          (a)  Rushmore Financial Services, Inc.
          (b)  160 Summit Avenue
               Montvale, New Jersey 07645
          (c)  Financial Services, 160 Summit Avenue, Montvale,
               New Jersey 07645
          (d)  No
          (e)  No
          (f)  New York


                               Page 6 of 11 Pages

          Information with respect to Mr. Houtkin is set forth below. Mr. Houtkin has previously filed a Report on Schedule 13D with respect to the issuer; this joint filing constitutes Amendment No. 15 thereto.

          (a)  Harvey Houtkin
          (b)  c/o All-Tech Investment Group, Inc.
               160 Summit Avenue
               Montvale, New Jersey 07645
          (c) Chairman of the Board and President, All-Tech Investment Group, Inc. and Domestic Securities, Inc., registered broker-dealers located at 160 Summit Avenue, Montvale, NJ 07645, and Rushmore Financial Services, Inc.
          (d)  No
          (e) In 1990 a consent order was issued by the New Jersey Bureau of Securities pursuant to a negotiated amicable resolution of the application for registration of Domestic Securities, Inc. ("Domestic"), a registered broker-dealer, in the State of New Jersey. The order provided that neither Domestic nor Mr. Houtkin would reapply for registration for three years and the New Jersey Bureau of Securities would be reimbursed $50,000 in respect of its costs of investigation of the application. Mr. Houtkin and Domestic are now registered in the State of New Jersey.
          (f)  United States

          Information with respect to Mr. Shefts is set forth below. Mr. Shefts has previously filed a Report on Schedule 13D with respect to the issuer; this joint filing constitutes Amendment No. 15 thereto.

          (a)  Mark Shefts
          (b)  c/o All-Tech Investment Group, Inc.
               160 Summit Avenue
               Montvale, New Jersey 07645
          (c) Executive VP/Secretary/Treasurer All-Tech Investment Group, Inc., Domestic Securities, Inc. and Rushmore Financial Services, Inc., 160 Summit Avenue, Montvale, NJ 07645
          (d)  No
          (e)  No
          (f)  United States


                               Page 7 of 11 Pages

Item 3.   Source and Amount of Funds or Other Consideration.

          Amounts set forth below are for shares owned directly by a reporting person.

          WC/OO All-Tech Investment Group, Inc., a registered broker/dealer which makes a market in the issuer's stock, purchased 27,883 (2.1%) shares in a margin account. All of the stock of All-Tech is owned by Rushmore.

          PF/OO 5,241 of the shares directly beneficially owned by Mr. Houtkin individually were purchased in a margin account and 120,857 were purchased for cash. 13,532 shares directly beneficially owned by Mr. Houtkin and his mother, Esther Houtkin, were purchased for cash. Mr. Houtkin's wife Sherry Houtkin owns 77,000 shares (5.8%) and his adult son Brad Houtkin is the beneficial owner of 7,810 shares (0.6%). Mr. Houtkin disclaims beneficial ownership of all of such shares. All of the shares owned by Mrs. Houtkin were purchased for cash. All of the shares owned by Mrs. Houtkin were purchased for cash. 7,100 (0.6%) of of the shares owned by Brad Houtkin were purchased in a margin in a margin account; 710 shares were issued as a dividend.

          PF/OO The 38,140 shares directly beneficially owned by Mr. Shefts were purchased for cash. Mr. Shefts owns 4,123 shares jointly with Edith Shefts, his mother, which were purchased for cash. Mr. Shefts' wife, Wanda Shefts, owns 47,293 shares (3.5%); Mr. Shefts disclaims beneficial ownership of such shares. All of such shares were purchased for cash.

          WC/OO Rushmore owns 34,617 shares (2.6%) of the issuer directly which were purchased on margin and indirectly owns 27,883 shares (2.1%) through its ownership of All-Tech. Rushmore is owned 50% by Mr. Shefts and 50% by Mr. Houtkin.

Item 4.  Purpose of Transaction

     The shares were purchased for investment purposes only, except for the shares owned by All-Tech, which were purchased as inventory for its market-making activity.


     Except for All-Tech's continuing to make a market in the issuer's stock, there are no current plans or proposals to acquire or dispose of the issuer's securities or to seek any change in the issuer's business or corporate structure.

Item 5.  Interest in Securities of the Issuer

     (a) The aggregate number of the issuer's common shares beneficially owned at the close of business on July 1, 1996, (the record date for the issuer's annual meeting of shareholders), by all reporting persons submitting this joint filing equals approximately 28.1% of the common stock outstanding on July 1, 1996.

     All shares held in corporate name as set forth below are subject to shared voting and dispositive power; shares owned by Messrs. Houtkin, and Shefts individually are subject to sole voting and dispositive power.

     (b)  Shares beneficially owned by each reporting person:

          All-Tech Investment Group, Inc.         TOTAL:    27,883
                                                  PERCENTAGE: 2.1%

          Rushmore Financial Services, Inc.
               (excluding shares                  TOTAL:    34,617
               of All-Tech)                       PERCENTAGE: 2.6%

          Harvey Houtkin, individually                     126,098
          Harvey Houtkin jointly with
           Esther Houtkin                                   13,532
          Harvey Houtkin as a control person of
            Rushmore (excluding shares owned
                    by All-Tech)                            34,617
          Harvey Houtkin as a control person of
            All-Tech                                        27,883
                                                           -------
                                                 TOTAL:    202,130
                                                 PERCENTAGE: 15.1%

          Mark Shefts, individually                         38,140
          Mark Shefts jointly with his mother,
           Edith Shefts                                      4,123
          Mark Shefts as a control person
            of Rushmore                                     34,617
          Mark Shefts as a control person
            of All-Tech                                     27,883
                                                            ------
                                                  TOTAL:   104,763
                                                  PERCENTAGE: 7.8%

          Mr. Shefts disclaims beneficial ownership of 47,293 shares (3.5%) owned by his wife, Wanda Shefts.

          Mr. Houtkin disclaims beneficial owner of 77,000 shares (5.8%) owned by his wife, Sherry Houtkin, and 7,810 shares (0.6%) owned by his adult son Brad Houtkin.

     (c) All-Tech, a market-maker in the issuer's stock, effects transactions in the issuer's stock continually.

     (d)  N/A

     (e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The parties filing this Report on Form 13D have orally agreed to make this joint filing.

          The parties filing this Report on Form 13D intend to vote their shares for the election of Robert D. Kashan to serve as the director of the issuer elected by the common stockholders or have given a proxy to Mr. Houtkin, or Mr. Josef Ross, who has solicited proxies in connection with the annual meeting of stockholders of the issuer. Messrs. Houtkin and Ross intend to vote all shares as to which they hold a proxy for the election of Mr. Kashan. Mr. Ross and Mr. Kashan are customers of All-Tech, owned indirectly by Mr. Houtkin and Mr. Shefts.

Item 7.   Material to be Filed as Exhibits

          None

Signature

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

August 13, 1996               ALL-TECH INVESTMENT GROUP, INC.


                              By  s/Harvey Houtkin
                                -----------------------------
                                Harvey Houtkin, President

                              RUSHMORE FINANCIAL SERVICES, INC.


                              By     s/Harvey Houtkin
                                -----------------------------
                                Harvey Houtkin, President


                                   s/Harvey Houtkin
                              ------------------------------
                                    Harvey Houtkin



                                   s/Mark Shefts
                              ------------------------------
                                    Mark Shefts

Signature

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

August 13, 1996               ALL-TECH INVESTMENT GROUP, INC.


                              By
                                --------------------------
                                Harvey Houtkin, President

                              RUSHMORE FINANCIAL SERVICES, INC.


                              By
                                --------------------------
                                Harvey Houtkin, President



                              ----------------------------
                                    Harvey Houtkin




                              ----------------------------
                                    Mark Shefts